Exhibit 99.1

Aurora Cannabis Inc. Announces Filing and Mailing of Management Information Circular in Connection with Upcoming Annual General and Special Meeting of Shareholders

NASDAQ | TSX: ACB

  Your vote is important no matter how many shares you own. Please vote today.
  Shareholders with questions or who need assistance voting their shares should contact Aurora's strategic advisor and proxy solicitation agent, Laurel Hill Advisory Group (Toll-Free Tel: 1-877-452-7184 / International Tel: 1-416-304-0211/ E-mail: assistance@laurelhill.com)

EDMONTON, AB, July 9, 2024 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, is pleased to announce that the management information circular (the "Circular") for the upcoming annual general and special meeting of shareholders (the "Meeting") is now available on the Company's website at www.auroramj.com/investors/corporate-governance as well as under its profile on SEDAR+ (www.sedarplus.ca).

Shareholder Meeting Details

The Meeting will be held virtually on Friday, August 9, 2024, at 1:00 p.m. (Eastern time) / 11:00 a.m. (Mountain Time) and will be conducted via live webcast at: https://meetnow.global/MRZ2RL5. The virtual meeting format allows shareholders and duly appointed proxyholders to have an equal opportunity to participate regardless of geographic location or ownership. Meeting details, including instructions on how to vote, can be found within the Circular.

At the Meeting, shareholders will be asked to vote on matters that are crucial for the Company as we continue into our next stage of global growth. Great strides have been made over the past few years to stabilize the Company, strengthen our balance sheet and reduce our debt balance. With a strong focus on pursuing profitable growth, Aurora has weathered much of the challenges that most in the cannabis industry have and continue to face. In fact, fiscal 2024 was the Company's strongest year to date.

Our ability to continue to build value in your investment requires stability, certainty and continued execution against our stated objectives. Aurora's Board of Directors (the "Board") and management remain focused on achieving positive free cash flow by the end of calendar 2024 and we are confident that we have in place the talent and expertise on our Board and management team to achieve this and to deliver industry-leading performance and shareholder value. We are excited to share our story and to give our shareholders confidence in the future of the Company – which we believe is incredibly bright.

We invite all shareholders to view this message from Aurora CEO Miguel Martin and CFO, Simona King. The message can be viewed at this link or by visiting [https://www.youtube.com/watch?v=emupsQSGVXk].

The Board recommends that shareholders vote FOR all of the director nominees and meeting resolutions.

Shareholders are encouraged to read the Circular and vote as soon as possible. The deadline for voting your shares is 1:00 p.m. (Eastern time) on Wednesday August 7, 2024.

YOUR VOTE IS IMPORTANT - VOTE YOUR SHARES FOR AURORA'S DIRECTOR NOMINEES AND MEETING RESOLUTIONS AS SOON AS POSSIBLE

Shareholder Questions

Shareholders who have any questions or require assistance with voting may contact the Aurora's proxy solicitation agent and shareholder communications advisor:

Laurel Hill Advisory Group
Toll Free: 1-877-452-7184 (for shareholders in North America)
International: +1 416-304-0211 (for shareholders outside Canada and the US)
By Email: assistance@laurelhill.com

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding the Meeting and the future success of the Company, including the path and timing to achieve positive free cash flow and shareholder value creation.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and nongovernment consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 20, 2024 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

CO: Aurora Cannabis Inc.

CNW 07:00e 09-JUL-24